October 28, 2024

Joseph F. Basile III
Chief Executive Officer
JFB Construction Holdings
1300 S. Dixie Highway, Suite B
Lantana, FL 33462

        Re: JFB Construction Holdings
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 3, 2024
            CIK No.: 0002024306
Dear Joseph F. Basile III:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Increased costs of labor and materials can materially adversely affect our business. . ., page
13

1. We acknowledge your revised disclosures in response to prior comment 8, and note your revised statement that although most of the inflationary costs are passed to the customer, the cumulative effect of the delays and increased costs "may" have a significant adverse impact on your profitability and cash flow. Please further revise your disclosure to explain that for the first six months of 2024, your revenues decreased by 52% in this period as compared to the prior period for 2023, which is partially as a result of inflation and and high interest rates on construction loans, as
 October 28, 2024
Page 2

       you state on page 32.
Cautionary Note Regarding Forward-Looking Statements, page 25

2. We note your references to forward-looking statements within the meaning of Section
       27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor provisions for forward-looking statements are inapplicable to you because you are not currently a reporting company. Therefore, please revise to make it clear that the safe harbor provisions do not apply to this offering. Industry and Market Data, page 26

3. We acknowledge your revised disclosures in response to prior comment 11, but note that your revised disclosure continues to state that you have not independently verified industry and market data obtained from various third-party sources. As previously stated, it is not appropriate for you to directly or indirectly disclaim liability for information in the registration statement. Accordingly, please revise to include a sentence specifically confirming that you are responsible for all disclosures in the registration statement, or alternatively, remove such disclosure.
Business
Overview, page 37

4. We note your response to prior comment 17 and your revised disclosures that 50%
       and 52% of your revenues for the fiscal years ended 2023 and 2022, respectively, resulted from business with one franchise client. Please further revise your disclosures to describe the material terms of your business arrangements with this franchise client
       (e.g., whether you enter into fixed price contracts), and discuss how much of your current projects are for this significant franchise client. In addition, we note your disclosures regarding your experience with franchisors and franchisees for "national, fast expanding brands." Please revise to clarify if this significant customer is included in that category of your business.
Preferred Builder Status with Franchisors, page 44

5. We note your revised disclosures in response to prior comment 16. Please expand this section to describe the percentage of your business that is attributable to your preferred builder status with franchisors and how the bid success rate of these projects compares with other types of your projects. In this regard, we note your disclosure on page 33 that historically, you have been awarded greater than 50% of the bids you submit. Please also revise to explain with how many franchisors you have the preferred builder status and when such status allows you to bypass the formal bidding process.
Principal Stockholders, page 56

6. We refer to your revised disclosures, including on page F-24, that following the reorganization, there were 3,640,000 shares of class A common stock and 4,000,000 shares of class B common stock, and that Mr. Basile III owned 4,365,000 shares and the Basile Family Irrevocable Trust owned 3,250,000 shares, which represented 57%
       and 43% ownership in you. However, your disclosures in this table do not show a
 October 28, 2024
Page 3

       total of 3,640,000 shares of class A common stock. Please revise your disclosures to reconcile, or advise. Also, we note your disclosure in footnote 3 that the beneficial owner of the trust is Lisa Ann Basile as she has control over the trust. Please revise your disclosures to clarify whether she has both voting and dispositive control over such shares held by the trust. In addition, revise your disclosures throughout your prospectus as appropriate to explain the total amount of voting power that will be controlled by your CEO and his family trust on a collective basis, or advise.
Notes to Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-7

7. We note your discussion of business segments throughout your filing. Please tell us your consideration to include segment disclosure required by ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, explain your basis for your conclusion, including a discussion of whether your different revenue streams or business segments represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-
       21.
8. We note your response to prior comment 24 and expanded disclosure on your revenue recognition policy. Please further expand your revenue recognition disclosure to address the following related to your typical revenue contracts:
           The nature of the goods and services that you have promised to transfer. Please ensure your disclosure highlights the various service offerings provided given the range of services discussed under your various business segments starting on page
           3. See ASC 606-10-50-12;
           The typical contract length for your arrangements;
           The performance obligation(s) you have determined from your contracts with customers including whether your arrangements have one or multiple performance obligations. For each performance obligation, highlight whether the
           company has bundled any goods or services that are not considered distinct. See
           ASC 606-10-25-14 through 25-19; and,
           Provide the disclosures related to your remaining performance obligations pursuant to ASC 606-10-50-13 through 50-16.
Note 3 - Revenue from Contracts with Customers, page F-10

9. We note your response to previous comment number 25 and your revised disclosure related to revenue. Please further expand your disclosure to address the following:
           Provide additional information on your disaggregation of revenue pursuant to
           ASC 606-10-50-5. Please refer to the guidance in paragraphs ASC 606-10-55-89 through 55-91; and,
           Disclose revenue recognized in fiscal years 2022 and 2023 that was included in the contract liability balance at the beginning of the period. October 28, 2024
Page 4
Note 10 - Subsequent Event, page F-12

10. We note your disclosure that on July 18, 2024, as a result of your reorganization, 100 shares of the JFB Subsidiary's common stock were exchanged for 3,640,000 shares of
       Class A Common Stock and 4,000,000 shares of Class B common stock of JFB Construction Holdings. Please revise your financial statements and your disclosure
       throughout the filing to give retroactive effect to the change in your equity structure consistent with the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) and ASC 260-
       10-55-12, or tell us why it is not required.
Note 4 - Lease Arrangements, page F-22

11. We note you entered into a lease agreement with Aura Commercial LLC for office space. Please expand your disclosure to include all information pursuant to ASC 842-
       20-50-3 through 50-6. Additionally, if the lease agreement is with a related party, please identify the lease balances on the face of the financial statements as related party.
Item 15. Recent Sales of Unregistered Securities, page II-2

12. We refer to the last sentence in the third paragraph. You disclose Mr. Basile and
       Basile Family Irrevocable Trust owned approximately fitty-nine percent (59%) and forty-one percent (41%) of the Common Stock JFB Construction Holdings, respectively. These percentages are not consistent with your disclosure on page 58, F-
       12, and F-24. Please reconcile.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Jeffrey Moriarty, Esq.